Exhibit (a)(8)

Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com /mcsaby@kcsa.com	lgoldberg@kcsa.com
Cascal Files Schedule 14D-9 in Response to Unsolicited Sembcorp Tender
Offer to Purchase All Shares of Cascal N.V.
The Board of Directors Unanimously Recommends that Stockholders (other than Biwater)
Reject the Offer and NOT Tender Their Shares into the Offer
Highlights of 14D-9 Filing:
•	Offer undervalues the shares based on the Company’s historical financial performance and future operational and strategic opportunities

•	Board of Directors believes that Biwater agreed to sell the Biwater stake as a result of Biwater’s significant financial distress due to pressure exerted by its principal lender, HSBC, which also acted as its financial advisor in negotiating the sale to Sembcorp

•	The Board of Directors’ commitment to exploring strategic alternatives to maximize stockholder value of the Shares for the benefit of stockholders, including seeking a superior alternative to the Offer, which may include a business combination of the Company with third parties or other strategic or financial alternatives that could deliver higher stockholder value than the Offer.
London, U.K., June 1, 2010 — Cascal N.V. (NYSE: HOO) (the Company) announced today that that it has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”), in response to an unsolicited tender offer (the “Offer”) by Sembcorp Utilities PTE Ltd and Sembcorp Industries (“Sembcorp”), to purchase all shares of Cascal N.V. at a purchase price of $6.75 (or $6.40 , if certain conditions of the Offer are not met) net per share in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated May 21, 2010 (“Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) contained in the Schedule TO filed by Sembcorp (the “Schedule TO”) with the SEC on May 21, 2010.

At a meeting held on May 30, 2010, following a discussion among the independent members of the Board of Directors and advice from its financial, strategic and legal advisors, the Board of Directors, by unanimous vote (with Directors D. Lawrence Magor and Adrian White recusing themselves due to Biwater’s interest in the Offer), determined that the Offer was inadequate to the holders of shares other than Biwater and not in the best interests of the Company’s stockholders. It is the Board’s belief that the Offer undervalues the Shares based on the Company’s historical financial performance and future opportunities.
The Board of Directors recommends that stockholders reject the offer and not tender their shares into the Offer. The Board further recommends that stockholders that have tendered their shares into the Offer, withdraw their shares. In addition, it recommends that if shares are held through a broker or nominee, stockholders should instruct their broker to register the shares in the name of the stockholder.
“Cascal’s position on the Sembcorp tender offer remains unchanged — that it is inadequate and not in the best interest of stockholders. The offer grossly undervalues the strength and consistency of Cascal’s historical operational and financial results and the fact that management has successfully and consistently executed our plan to grow both organically and through strategic acquisitions,” said Michael Wager, spokesperson for Cascal. “It should also be noted that we have reached out to Sembcorp on three separate occasions in the last month to negotiate improved terms for stockholders, only to have them refuse to come to the table. In light of Sembcorp’s actions, we are actively holding discussions and negotiating strategic alternatives that we hope can result in a superior transaction for stockholders of Cascal.”
In reaching the conclusion that the Offer is inadequate and not in the best interests of Cascal’s stockholders, and in making the recommendations set forth above, the Board of Directors consulted with management of the Company and the Company’s financial, strategic and legal advisors and took into account numerous factors, including, but not limited to, the following:
•	The Board of Directors belief that the Offer price is inadequate and substantially undervalues the Company.

•	The Board of Directors belief that Biwater agreed to sell the Biwater Stake as a result of the significant financial distress of Biwater and BHL and as a direct result of pressure exerted by its principal lender, HSBC, which also acted as its financial advisor in negotiating the sale to Sembcorp.

•	The fact that by insisting on Biwater’s commitment to tender and not withdraw the Biwater Stake pursuant to the Tender Offer and Stockholder Support Agreement, Sembcorp has attempted to prevent other potential bidders from proposing a superior transaction.

•	The fact that by announcing that Sembcorp intends to delist and deregister the Shares, Sembcorp is attempting to force the Company’s stockholders to make the unfair choice between tendering into a two-tiered, undervalued tender offer or holding their Shares in the face of Sembcorp’s announced intention to seek delisting and deregistration, thereby eliminating both a future market for the Shares and information to be filed with the SEC.

•	The Board of Directors’ commitment to exploring strategic alternatives to maximize stockholder value of the Shares for the benefit of stockholders, including seeking a superior alternative to the Offer, which may include a business combination of the Company with third parties or other strategic or financial alternatives that could deliver higher stockholder value than the Offer. The Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company since the Offer was commenced at higher consideration per Share to stockholders.

•	The fact that the Offer, if successful, could preclude Cascal from consummating an alternative transaction that could provide superior value to the Company’s stockholders. In order to afford the Company an opportunity to explore strategic alternatives, the Board of Directors has considered and may implement a number of defensive actions against the Offer.

•	On May 30, 2010, Janney Montgomery Scott LLC (“Janney”), the Company’s financial advisor, rendered an oral opinion to the Board of Directors, which was subsequently confirmed in writing, to the effect that, as of that date and subject to certain assumptions and qualifications, the Offer consideration of $6.75 (or $6.40) per Share in cash was inadequate from a financial point of view to the stockholders of the Company (specifically excluding Biwater, as to which no view was expressed).
The Company’s 14D-9 filing is available on the SEC’s website, www.sec.gov. In addition, the 14D-9 filing, this press release and other information related to its dispute with Sembcorp can be accessed from the section titled “Sembcorp Hostile Bid,” the navigation atop the Company’s home page at www.cascal.co.uk.
Janney Montgomery Scott LLC is serving as financial advisors, and Squire, Sanders & Dempsey LLP and Stibbe N.V. are serving as legal counsel to Cascal and its Board of Directors.
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT BECAUSE IT CONTAINs

IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM. Learn more at www.cascal.co.uk
Forward-looking statements
This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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